                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK $.0001 PAR VALUE
                         (Title of Class of Securities)

                                   973812 10 0
                                 (CUSIP Number)

                             Michael J. Hagan, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                            Telephone: (212) 626-4400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ]

--------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).



------------------------------------- ----------------------------------- -----------------------------------

CUSIP No. 973812 10 0                 SCHEDULE 13D
------------------------------------- ----------------------------------- -----------------------------------

--------- ---------------------------------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                   Spotless Group Limited

--------- ---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                               (b) [  ]

--------- ---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC

--------- ---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                                            [  ]

--------- ---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          VICTORIA, COMMONWEALTH OF AUSTRALIA

----------------------- ------- -----------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED BY                                                   0
EACH REPORTING PERSON
         WITH           ------- -----------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
                                                                        0*

                        ------- -----------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                                                        0

                        ------- -----------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                                                        0*

--------- ---------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             0*

--------- ---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                  [  ]

--------- ---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             0

--------- ---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                                             CO

--------- ---------------------------------------------------------------------------------------------------------
                                        * See "Item 5 - Interest in Securities of the Issuer."




------------------------------------- ----------------------------------- -----------------------------------

CUSIP No. 973812 10 0                 SCHEDULE 13D
------------------------------------- ----------------------------------- -----------------------------------

--------- ---------------------------------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Spotless Plastics (USA) Inc. (EIN:13-1956716)

--------- ---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                               (b) [  ]

--------- ---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC

--------- ---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                                            [  ]

--------- ---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE, U.S.A.

----------------------- ------- -----------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED BY                                                   0
EACH REPORTING PERSON
         WITH           ------- -----------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
                                                                        0*

                        ------- -----------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                                                        0

                        ------- -----------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                                                        0*

--------- ---------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             0*

--------- ---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                 [  ]

--------- ---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             0*

--------- ---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                                             CO

--------- ---------------------------------------------------------------------------------------------------------
                               * See "Item 5 - Interest in Securities of the Issuer."




------------------------------------- ----------------------------------- -----------------------------------

CUSIP No. 973812 10 0                 SCHEDULE 13D
------------------------------------- ----------------------------------- -----------------------------------

--------- ---------------------------------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Windswept Acquisition Corporation (EIN: 11-3514983)

--------- ---------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                               (b) [  ]

--------- ---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC

--------- ---------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                                            [  ]

--------- ---------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE, U.S.A.

----------------------- ------- -----------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED BY                                                   0
EACH REPORTING PERSON
         WITH           ------- -----------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
                                                                        0*

                        ------- -----------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                                                        0

                        ------- -----------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                                                        0*

--------- ---------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             0*

--------- ---------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                   [  ]

--------- ---------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             0*
--------- ---------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                                             CO

--------- ---------------------------------------------------------------------------------------------------------
                                   *See "Item 5 - Interest in Securities of the Issuer."

--------- ---------------------------------------------------------------------------------------------------------


Item 1.       SECURITY AND ISSUER

         This Statement relates to the common stock, par value $.0001 per share
(the "Common Stock"), of Windswept Environmental Group, Inc., a Delaware
corporation (the "Issuer"). The Issuer's principal executive offices are located at 100 Sweeneydale Avenue, Bay Shore, New York 11076.

Item 2.       IDENTITY AND BACKGROUND

         Pursuant to Rule 13(d)-1(f) under the Securities Exchange Act of 1934, as amended, this Statement is being filed by Spotless Group Limited, a company organized under the laws of Victoria, Australia ("Spotless Group"), Spotless
Plastics (USA) Inc., a Delaware corporation ("Spotless"), and Windswept
Acquisition Corporation, a Delaware corporation ("Acquisition Corp." and, together with Spotless Group and Spotless, the "Reporting Persons"). A copy of the Reporting Persons' Joint Filing Agreement is attached hereto as Exhibit 1.

         The principal business of Spotless Group is (i) providing support services to tourism, leisure, healthcare, business, education and resources, defense and government markets in Australia and New Zealand through its ownership of Spotless Services Ltd., and (ii) providing clothes hanger handling and display systems to retailers and garment manufacturers in the United States,
Australia, Hong Kong and Turkey through its plastics business. The address of the principal business office of Spotless Group is 350 Queens Street, Melbourne,
Victoria, 3000, Australia. The name, business address, citizenship and present principal occupation of each director and executive officer of Spotless Group is set forth on Schedule I.

         Spotless's executive offices are located at 150 Motor Parkway, Suite
413, Hauppauge, New York 11788. The principal business of Spotless is supplying clothes hangars, handling and display systems to retailers and garment manufacturers. The name, business address, citizenship and present principal occupation of each director and executive officer of Spotless is set forth on
Schedule I.

         Acquisition Corp.'s address is 150 Motor Parkway, Suite 413, Hauppauge,
New York 11788. The principal purpose of Acquisition Corp. is to hold the shares of Common Stock. The name, business address, citizenship and present principal occupation of each director and executive officer of Acquisition Corp. is set forth on Schedule I.

         Spotless Group directly owns 100% of the voting stock of Spotless
Plastics Pty. Ltd., a company organized under the laws of Victoria, Australia
("Spotless Pty. Ltd."), which in turn directly owns 100% of the voting stock of
Spotless. Spotless directly owns 100% of the voting stock of Acquisition Corp.

         None of the Reporting Persons and none of the directors and officers of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a

civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       SOURCE AND AMOUNT OF CONSIDERATION

         Not applicable.

Item 4.       PURPOSE OF TRANSACTION

         As a result of Spotless' review of its investments and operations in the United States, Spotless decided to cause Acquisition Corp. to sell a portion of the 61,335,107 shares of Common Stock of the Issuer held by Acquisition Corp.
and to separately cause Acquisition Corp. to surrender the remainder of the shares of Common Stock to the Issuer for cancellation. The information set forth in Item 6 is incorporated by reference into this Item 4.

         On July 1, 2005, Spotless and Acquisition Corp. entered into a Share
Purchase Agreement (the "Purchase Agreement") with Mr. Michael O'Reilly ("Mr.
O'Reilly"), Chief Executive Officer and director of the Issuer, pursuant to which Mr. O'Reilly purchased 15,469,964 shares of the Issuer's authorized and issued shares of Common Stock held by Acquisition Corp. for an aggregate purchase price of $120,500 (the "Purchase Price"), or $0.007789 per share of
Common Stock represented by a promissory note in the principal amount of the
Purchase Price plus interest accrued thereon pursuant to the terms of such promissory note.

         On July 1, 2005 Spotless and Acquisition Corp. separately agreed with the Issuer to surrender the remaining 45,865,143 shares of the Issuer's authorized and issued shares of the Common Stock held by Acquisition Corp. for cancellation by the Issuer.

         As a result of the transaction described in this Item 4, Spotless now holds none of the issued and outstanding shares of Common Stock of the Issuer.

         On July 1, 2005, the Board of Directors of the Issuer accepted the resignation as a director of the Issuer, effective as of that date, from each of
Peter A. Wilson, Brian S. Blythe, Ronald B. Evans, John J. Bongiorno and Charles
L. Kelly, each of whom is a director or officer of Spotless Group or one or more of its affiliates.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As of July 1, 2005, none of the Reporting Persons nor any of their respective affiliates own or have the power to vote, to direct vote, to dispose of, and/or to direct the disposition of the Common Stock of the Company.

         (c) Except as set forth in this Item 5, there have been no transactions in the Common Stock by the Reporting Persons or any person named in Schedule I during the 60 days preceding the filing of this Statement.

         (d) Except as set forth in this Schedule 13D, no person is known by the
Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of
Common Stock of the Issuer beneficially owned by the Reporting Persons.

         (e) July 1, 2005

Item 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER

         Spotless entered into two separate agreements with respect to the sale and surrender of the shares of Common Stock. Each agreement is dated as of June
30, 2005. They are as follows:

         (1) The Purchase Agreement, pursuant to which Mr. O'Reilly purchased
15,469,964 shares of the Issuer's authorized and issued shares of Common Stock held by Acquisition Corp.

         (2) The Share Surrender Letter, pursuant to which Spotless and
Acquisition Corp. agreed to surrender 45,865,143 shares of the Common Stock to the Issuer for cancellation.

         The descriptions of the transactions set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, which are filed with this Schedule 13D and incorporated by reference in this response to Item 6.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the
Reporting Persons or between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, any relating to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS

                  The following exhibits are filed herewith:

         Exhibit 2   Stock Purchase Agreement, dated as of June 30, 2005, by and between Acquisition Corp. and Mr. O'Reilly

         Exhibit 3   Share Surrender Letter Agreement, dated as of June 30,
2005, delivered to the Issuer from Acquisition Corp.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2005

                                        By: /s/ Charles L. Kelly
                                            --------------------
                                            Spotless Group Limited

                                        By: /s/ Charles L. Kelly
                                            --------------------
                                            Spotless Plastics (USA) Inc.

                                        By: /s/ Charles L. Kelly
                                            --------------------
                                            Windswept Acquisition Corporation

                                   SCHEDULE I

                    LIST OF EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 SPOTLESS GROUP



------------------------- ----------------------------------- -----------------------------------------------
EXECUTIVE OFFICERS AND    BUSINESS ADDRESS                    PRINCIPAL OCCUPATION AND CITIZENSHIP
DIRECTORS
------------------------- ----------------------------------- -----------------------------------------------

Brian S. Blythe           c/o 350 Queens Street, Melbourne,   Mr. Blythe is currently a non-executive
                          Victoria, 3000, Australia           director and Chairman of the Board. Executive
                                                              of Spotless Group from 1972 to 2004. Appointed
                                                              Managing Director from 1978 to 2004 and elected
                                                              Chairman of the Board in 1992. Managing
                                                              Director of Spotless Services Limited, an
                                                              Australian corporation ("Spotless Services"),
                                                              from 1979 to 1992. Elected Chairman of
                                                              Directors in 1992. Appointed Chairman of
                                                              Directors of Taylors Group Limited, an
                                                              Australian corporation ("Taylors Group"), in
                                                              1991. A Director of Joe White Maltings Limited,
                                                              an Australian corporation ("Maltings Limited"),
                                                              and a Member of the Police Board of Victoria
                                                              between 1993 and 1998.

                                                              Mr. Blythe is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
John J. Bongiorno         c/o 350 Queens Street, Melbourne,   Mr. Bongiorno is currently the Director of
                          Victoria, 3000, Australia           Finance of the Spotless Group. Appointed a
                                                              Director of Spotless Group in 1986 and
                                                              Executive Director of Finance and
                                                              Administration from 1994. Director of National
                                                              Can Industries Limited, an Australian
                                                              corporation ("National Can"). Managing Director
                                                              of Taylors Group from 1991 to 1994 and now a
                                                              Director.

                                                              Mr. Bongiorno is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------




------------------------- ----------------------------------- -----------------------------------------------

Ronald B. Evans           c/o 350 Queens Street, Melbourne,   Non-Executive Director since February 2004.
                          Victoria, 3000, Australia           Executive of Spotless Group from 1969 to 2004.
                                                              Appointed Executive Director in 1978 and
                                                              Managing Director of Spotless Services from
                                                              1992 to 2004. A Director of Taylors Group since
                                                              1991. Appointed a Commissioner of the
                                                              Australian Football League in 1993 and Chairman
                                                              in 1998.

                                                              Mr. Evans is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
Ian G. McMullin           c/o 350 Queens Street, Melbourne,   Founder of the Spotless Group in 1946 and
                          Victoria, 3000, Australia           Managing Director until 1972. A Non-Executive
                                                              Director since 1972. A Non-Executive Director
                                                              of Spotless Services since 1986.

                                                              Mr. McMullin is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
Lawrence B.               c/o 350 Queens Street, Melbourne,   Non-Executive Director of Spotless Group since
O'Bryan                   Victoria, 3000, Australia           2000.

                                                              Mr. O'Brien is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
Geoffrey T.               c/o 350 Queens Street, Melbourne,   Appointed a Non-Executive Director of Spotless
Ricketts, LLB             Victoria, 3000, Australia           Group and Spotless Services in 1996. Consultant
                                                              of Russell McVeagh McKenzie Bartleet & Co.,
                                                              Solicitors, Auckland and Wellington, New
                                                              Zealand, Chairman of Royal & Sun Alliance
                                                              Insurance (New Zealand) Limited and a Director
                                                              of Lion Nathan Limited, Taylors Group, New
                                                              Zealand Stock Exchange Limited and The Todd
                                                              Corporation Limited.

                                                              Mr. Ricketts is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
Peter A. Wilson           c/o 350 Queens Street, Melbourne,   Executive of Spotless Group since 1976.
                          Victoria, 3000, Australia           Director since 1984. Currently Managing
                                                              Director of Spotless Group, Chief Executive
                                                              Officer of Spotless and President and Chief
                                                              Executive Officer of Acquisition Corp.

                                                              Mr. Wilson is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
David G. Davis            c/o 350 Queens Street, Melbourne,   Non-Executive Director of Spotless Group since
                          Victoria, 3000, Australia           2000. Currently also Director of Van Eyk Three
                                                              Pillars, Ltd.
------------------------- ----------------------------------- -----------------------------------------------
Mark E. Elliott           c/o 350 Queens Street, Melbourne,   Non-Executive Director of Spotless Group since
                          Victoria, 3000, Australia           2002. Currently also Director of Magan Pacific
                                                              Holdings Ltd.
------------------------- ----------------------------------- -----------------------------------------------




                                                  SCHEDULE I

                             LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SPOTLESS

------------------------- ----------------------------------- -----------------------------------------------
EXECUTIVE OFFICERS AND    BUSINESS ADDRESS                    PRINCIPAL OCCUPATION AND CITIZENSHIP
DIRECTORS
------------------------- ----------------------------------- -----------------------------------------------

Brian S. Blythe           c/o Spotless Plastics (USA) Inc.    Mr. Blythe is currently a non-executive
                          150 Motor Parkway - Suite 413       director and Chairman of the Board. Executive
                          Hauppauge, New York  11788          of Spotless Group from 1972 to 2004. Appointed
                                                              Managing Director from 1978 to 2004 and elected
                                                              Chairman of the Board in 1992. Managing
                                                              Director of Spotless Services Limited, an
                                                              Australian corporation ("Spotless Services"),
                                                              from 1979 to 1992. Elected Chairman of
                                                              Directors in 1992. Appointed Chairman of
                                                              Directors of Taylors Group Limited, an
                                                              Australian corporation ("Taylors Group"), in
                                                              1991. A Director of Joe White Maltings Limited,
                                                              an Australian corporation ("Maltings Limited"),
                                                              and a Member of the Police Board of Victoria
                                                              between 1993 and 1998.

                                                              Mr. Blythe is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
John J. Bongiorno         c/o Spotless Plastics (USA) Inc.    Mr. Bongiorno is currently the Director of
                          150 Motor Parkway - Suite 413       Finance of the Spotless Group. Appointed a
                          Hauppauge, New York  11788          Director of Spotless Group in 1986 and
                                                              Executive Director of Finance and
                                                              Administration from 1994. Director of National
                                                              Can Industries Limited, an Australian
                                                              corporation ("National Can"). Managing Director
                                                              of Taylors Group from 1991 to 1994 and now a
                                                              Director.

                                                              Mr. Bongiorno is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------




------------------------- ----------------------------------- -----------------------------------------------

Ronald B. Evans           c/o Spotless Plastics (USA) Inc.    Non-Executive Director of Spotless Group since
                          150 Motor Parkway - Suite 413       February 2004. Executive of Spotless Group from
                          Hauppauge, New York  11788          1969 to 2004. Appointed Executive Director in
                                                              1978 and Managing Director of Spotless Services
                                                              from 1992 to 2004. A Director of Taylors Group
                                                              since 1991. Appointed a Commissioner of the
                                                              Australian Football League in 1993 and Chairman
                                                              in 1998.

                                                              Mr. Evans is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
Charles L. Kelly, Jr.     c/o Spotless Plastics (USA) Inc.    Mr. Kelly is currently the Vice President of
                          150 Motor Parkway - Suite 413       Finance and Administration, and Secretary of
                          Hauppauge, New York  11788          Spotless Enterprises Inc., a Delaware
                                                              corporation ("Spotless Enterprises"), and
                                                              Spotless. Mr. Kelly has held the position of
                                                              Vice President of Finance and Administration
                                                              since April, 1995. Mr. Kelly was named
                                                              Secretary of Spotless Enterprises and Spotless
                                                              Plastics on October 2, 1995. Mr. Kelly is also
                                                              secretary of Acquisition Corp.

                                                              Mr. Kelly is a citizen of the United States of
                                                              America.
------------------------- ----------------------------------- -----------------------------------------------
Peter A. Wilson           c/o Spotless Plastics (USA) Inc.    Executive of Spotless Group since 1976.
                          150 Motor Parkway - Suite 413       Director since 1984. Currently Managing
                          Hauppauge, New York  11788          Director of Spotless Group, Chief Executive
                                                              Officer of Spotless and President and Chief
                                                              Executive Officer of Acquisition Corp.

                                                              Mr. Wilson is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------




                                                  SCHEDULE I

                                 LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF
                                              ACQUISITION CORP.

------------------------- ----------------------------------- -----------------------------------------------
EXECUTIVE OFFICERS AND    BUSINESS ADDRESS                    PRINCIPAL OCCUPATION AND CITIZENSHIP
DIRECTORS
------------------------- ----------------------------------- -----------------------------------------------

Brian S. Blythe           c/o Spotless Plastics (USA) Inc.    Mr. Blythe is currently a non-executive
                          150 Motor Parkway - Suite 413       director and Chairman of the Board. Executive
                          Hauppauge, New York  11788          of Spotless Group from 1972 to 2004. Appointed
                                                              Managing Director from 1978 to 2004 and elected
                                                              Chairman of the Board in 1992. Managing
                                                              Director of Spotless Services Limited, an
                                                              Australian corporation ("Spotless Services"),
                                                              from 1979 to 1992. Elected Chairman of
                                                              Directors in 1992. Appointed Chairman of
                                                              Directors of Taylors Group Limited, an
                                                              Australian corporation ("Taylors Group"), in
                                                              1991. A Director of Joe White Maltings Limited,
                                                              an Australian corporation ("Maltings Limited"),
                                                              and a Member of the Police Board of Victoria
                                                              between 1993 and 1998.

                                                              Mr. Blythe is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
John J. Bongiorno         c/o Spotless Plastics (USA) Inc.    Mr. Bongiorno is currently the Director of
                          150 Motor Parkway - Suite 413       Finance of the Spotless Group. Appointed a
                          Hauppauge, New York  11788          Director of Spotless Group in 1986 and
                                                              Executive Director of Finance and
                                                              Administration from 1994. Director of National
                                                              Can Industries Limited, an Australian
                                                              corporation ("National Can"). Managing Director
                                                              of Taylors Group from 1991 to 1994 and now a
                                                              Director.

                                                              Mr. Bongiorno is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------




------------------------- ----------------------------------- -----------------------------------------------

Ronald B. Evans           c/o Spotless Plastics (USA) Inc.    Non-Executive Director of Spotless Group since
                          150 Motor Parkway - Suite 413       February 2004. Executive of Spotless Group from
                          Hauppauge, New York  11788          1969 to 2004. Appointed Executive Director in
                                                              1978 and Managing Director of Spotless Services
                                                              from 1992 to 2004. A Director of Taylors Group
                                                              since 1991. Appointed a Commissioner of the
                                                              Australian Football League in 1993 and Chairman
                                                              in 1998.

                                                              Mr. Evans is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
Charles L. Kelly, Jr.     c/o Spotless Plastics (USA) Inc.    Mr. Kelly is currently the Vice President of
                          150 Motor Parkway - Suite 413       Finance and Administration, and Secretary of
                          Hauppauge, New York  11788          Spotless Enterprises and Spotless. Mr. Kelly
                                                              has held the position of Vice President of
                                                              Finance and Administration since April, 1995.
                                                              Mr. Kelly was named Secretary of Spotless
                                                              Enterprises and Spotless Plastics on October 2,
                                                              1995. Mr. Kelly is also secretary of
                                                              Acquisition Corp.

                                                              Mr. Kelly is a citizen of the United States of
                                                              America.
------------------------- ----------------------------------- -----------------------------------------------
Peter A. Wilson           c/o Spotless Plastics (USA) Inc.    Executive of Spotless Group since 1976.
                          150 Motor Parkway - Suite 413       Director since 1984. Currently Managing
                          Hauppauge, New York  11788          Director of Spotless Group, Chief Executive
                                                              Officer of Spotless and President and Chief
                                                              Executive Officer of Acquisition Corp.

                                                              Mr. Wilson is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------


                                  EXHIBIT INDEX

     Exhibit 1 Joint Filing Agreement, dated as of November 8, 1999, by and among Spotless Group, Spotless and Acquisition Corp.

     Exhibit 2 Purchase Agreement, dated as of June 30, 2005, by and among
Spotless, Acquisition Corp. and Mr. O'Reilly.

     Exhibit 3 Share Surrender Letter, dated as of June 30, 2005, delivered to
Issuer from Spotless and Acquisition Corp.